SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. )*

Legato Merger Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

52473X106
(CUSIP Number)

August 2, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52473X106	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Mason Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,168,668
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,168,668
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,168,668
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 52473X106	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Kenneth M. Garschina
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,168,668
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,168,668
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,168,668
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 52473X106	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Michael E. Martino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,168,668
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3.168,668
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,168,668
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 52473X106	13G	Page 5 of 9 Pages

Item 1(a).	NAME OF ISSUER

Legato Merger Corp. (the "Issuer")

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

777 Third Avenue, 37th Floor New York, NY 10017

Item 2(a).	NAME OF PERSON FILING

This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons"):

(i) Mason Capital Management LLC, a Delaware limited liability company ("Mason Capital Management"), with respect to the shares of Common Stock directly held by certain funds to which Mason Capital Management serves as the investment manager (the "Mason Funds");

(ii) Kenneth M. Garschina ("Mr. Garschina"), with respect to the shares of Common Stock directly held by the Mason Funds; and

(iii) Michael E. Martino ("Mr. Martino"), with respect to the shares of Common Stock directly held by the Mason Funds.

Mason Capital Management is the investment manager of the Mason Funds. Mason Capital Management may be deemed to have beneficial ownership over the shares of Common Stock directly held by the Mason Funds by virtue of the authority granted to Mason Capital Management by the Mason Funds to vote and exercise investment discretion over such shares. Mr. Garschina and Mr. Martino are managing principals of Mason Capital Management.

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The principal business office address of Mason Capital Management, Mr. Garschina and Mr. Martino is:

Mason Capital Management LLC 110 East 59th Street New York, New York 10022

CUSIP No. 52473X106	13G	Page 6 of 9 Pages

Item 2(c).	CITIZENSHIP

	Name of Reporting Person	Place of Organization/Citizenship
	Mason Capital Management LLC	Delaware
	Kenneth M. Garschina	United States
	Michael E. Martino	United States

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common stock, par value $0.0001 per share ("Common Stock")

Item 2(e).	CUSIP NUMBER

52473X106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 52473X106	13G	Page 7 of 9 Pages

Item 4.	OWNERSHIP

The percentage set forth herein is calculated based upon an aggregate of 30,307,036 shares of Common Stock outstanding as of August 13, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 filed with the Securities and Exchange Commission on August 13, 2021.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 2. The Mason Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein. Mason Capital Master Fund, L.P., a Mason Fund, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 52473X106	13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

DATE: August 16, 2021

MASON CAPITAL MANAGEMENT LLC

/s/ John Grizzetti
Name: John Grizzetti
Title: Chief Operating Officer

/s/ Kenneth M. Garschina
KENNETH M. GARSCHINA

/s/ Michael E. Martino
MICHAEL E. MARTINO

CUSIP No. 52473X106	13G	Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: August 16, 2021

MASON CAPITAL MANAGEMENT LLC

/s/ John Grizzetti
Name: John Grizzetti
Title: Chief Operating Officer

/s/ Kenneth M. Garschina
KENNETH M. GARSCHINA

/s/ Michael E. Martino
MICHAEL E. MARTINO